UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: The Home Depot, Inc.

Dear Ms. Ising:

This is in regard to your letter dated March 1, 2017 concerning the shareholder proposal submitted by Patricia Josie Baucom for inclusion in Home Depot's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Home Depot therefore withdraws its January 13, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ryan J. Adams
Attorney-Adviser

cc: Natasha Lamb
Arjuna Capital
natasha@arjuna-capital.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

March 1, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Home Depot, Inc.*
Shareholder Proposal of Arjuna Capital on behalf of Patricia Josie Baucom
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 13, 2017, we requested that the staff of the Division of Corporation Finance concur that our client, The Home Depot, Inc. (the "Company"), could exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statement in support thereof submitted by Arjuna Capital on behalf of Patricia Josie Baucom (the "Proponent").

Enclosed as Exhibit A is a letter from the Proponent verifying that the Proponent has withdrawn the Proposal. In reliance on this communication, we hereby withdraw the January 13, 2017 no-action request.

Please do not hesitate to call me at (202) 955-8287 or Stacy S. Ingram, Associate General Counsel and Deputy Corporate Secretary at the Company, at (770) 384-2858 if you have any questions.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Stacy S. Ingram, The Home Depot, Inc.
Natasha Lamb, Arjuna Capital

EXHIBIT A

ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

March 1, 2017

The Home Depot, Inc.
Teresa Wynn Rosenborough
Corporate Secretary
2455 Paces Ferry Road
Building C-22
Atlanta, GA 30339

Dear Ms. Rosenborough:

Arjuna Capital is pleased to withdraw the shareholder proposal submitted to Home Depot Inc. on December 2, 2016 regarding lead-safe practices submitted under Rule 14a-8 for inclusion in Home Depot Inc.'s 2017 proxy statement on behalf of Patricia Josie Baucom.

We withdraw the proposal as Home Depot has committed to take the following actions to enhance its efforts to raise customer awareness of lead safe practices:

Awareness Days

- 2 events in the first year to promote lead safety awareness, with annual event(s) to follow.
- Event modeled days with Lead Awareness pamphlets and in store displays featuring lead testing kits for paint and water.
- Manufacturers sales representatives in store to help with in aisle communication

Digital Media

- Homedepot.com home page safety awareness message displayed during Awareness Days
- Paint home page safety awareness message and link to EPA lead safety website
- Interior paint home page safety awareness message and link to EPA lead safety website

In Store

- Enhanced mandatory lead safety training for paint associates at orientation, 30-day and 90-day increments.
- Safety awareness message stamped on standard stir sticks handed to customers
- In store Muzak lead safety messaging
- Phone sales hold messaging for lead safety

We commend the actions that Home Depot is taking to protect its customers and brand through greater lead-safety awareness.

Sincerely,

Natasha Lamb
Managing Partner
Arjuna Capital

cc: Diane Dayhoff, Vice President, Investor Relations

Enclosure: shareholder proposal submitted to Home Depot Inc. on December 2, 2016 regarding lead-safe practices

ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

LEAD-SAFE PRACTICES REPORT

WHEREAS: The water crisis in Flint Michigan catapulted the issue of human lead exposure into the headlines and was a catastrophe for Flint's most vulnerable population—children. The number of children with elevated lead levels almost doubled and nearly 8,000 children under five were exposed.

No level of lead exposure is considered safe at any age. But for children with developing brains, early exposure to this "cumulative toxicant" can cause severe neurological problems, decrease IQ rates, and lead to poor behavioral outcomes, aggression, ADHD, and Autism.

Unfortunately, lead exposure is endemic in our society, and not just in water. The Centers for Disease Control estimates that half a million U.S. children have elevated blood levels. One-third of Americans under the age of 18 are estimated to have had an elevated level in their lifetime.

The huge societal costs of lead exposure are borne not only by the victims, but by the economy at large —healthcare costs, special education, crime rates, reduced lifetime earnings and tax revenue. Columbia University pegs the social cost of the Flint crisis' effect on children's health at $395 million, nearly $50,000 per child. In the United States, the loss of economic productivity due to childhood lead exposure is pegged at over $50 billion annually.

Though sources of lead contamination have been regulated or banned, lead persists in the natural and built environment due to historic use. Nearly 35% of U.S. homes have lead paint and lead contaminated dust—the leading cause of poisoning.

The Environmental Protection Agency's (EPA) Repair, Renovations, and Painting rule (RRP) aims to limit the spread of dust from lead-paint particles during renovation. Yet, substantial lead exposure occurs residentially due to non-compliance, as well as Do-It-Yourself (DIY) renovations. DIY customers are not subject to lead-safety regulation and may not understand the dangers.

Home improvement retailers could be on the front lines driving lead-safety awareness, testing, and lead safe-practices as suppliers to the construction industry, homeowners, and landlords.

Yet, in 2016, Home Depot paid a penalty to the EPA for RRP violations after allegations that its At-Home services in Colorado failed to ensure proper management of waste debris and dust. Lead exposures can place the company's reputation at serious risk; conversely, the company can build trust and brand value through customer lead-safety education.

RESOLVED: Shareholders request that Home Depot issue a report, at reasonable expense and excluding proprietary and privileged information, on the risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers.

SUPPORTING STATEMENT: The report should include an assessment of options to strengthen the company's corporate-wide policies regarding lead-safe practices, above and beyond legal compliance, such as consumer education on lead-safe practices, free or discounted lead testing products, and dedicated lead safety personnel. The report may exclude consideration of whether or not to sell products containing lead.

February 13th, 2017

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc. January 13, 2016 Request to Exclude Shareholder Proposal of Arjuna Capital on behalf of Patricia Josie Baucom
Securities and Exchange Act of 1934—Rule 14a-8

Dear Sir/Madam:

This letter is submitted on behalf of Patricia Josie Baucom by Arjuna Capital, as their designated representative in this matter ("Proponent"), who is a beneficial owner of shares of common stock of The Home Depot, Inc. (the "Company" or "Home Depot"), and who have submitted a shareholder proposal (the "Proposal") to Home Depot, to respond to the letter dated January 13, 2016 sent to the Office of Chief Counsel by the Company ("Company Letter"), in which Home Depot contends that the Proposal may be excluded from the Company's 2017 proxy statement under Rule 14a-8(i)(10).

We have reviewed the Proposal and the Company Letter, and based upon the forgoing, as well as upon a review of Rule 14a-8, it is our opinion that the Proposal must be included in Home Depot's 2017 proxy statement because the Proposal is focused on a significant social policy issue with a clear nexus to the Company.

The Proponents urge the Staff to deny the Company's no action request.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Home Depot's Corporate Secretary Teresa Wynn Rosenborough and Elizabeth A. Ising via email at eising@gibsondunn.com.

The Proposal & Summary

This proposal is about the corporate social responsibility of Home Depot to manage the environmental and human health impacts associated with its operations, namely the risks and opportunities presented by human lead exposures from unsafe practices. The proposal addresses a significant social policy issue that transcends ordinary business, namely that lead paint and dust are the leading cause of human lead poisoning in the built environment and an estimated 37 million U.S. homes have lead paint on walls and woodwork. The subject matter of the proposal has a clear nexus to the company. In 2016 Home Depot paid a penalty for alleged violations of current renovation rules governing lead safety practices, placing the company's reputation at serious risk, particularly in the wake of the lead poisoning revelations following the Flint water crisis. As the world's largest home improvement specialty retailer, Home Depot is on the front lines of home renovation and associated environmental and human health hazards.

The Resolved Clause of the Proposal states:

RESOLVED: Shareholders request that Home Depot issue a report, at reasonable expense

> and excluding proprietary and privileged information, on the risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers.

The Proposal, the full text of which is available in Exhibit A, discusses the risk of human lead exposure, and the outsized risk such exposure poses to children. The Proposal describes the persistent risk that lead paint and lead dust present in the built environment, namely as the leading cause of poisoning, and how that dust is spread during renovation, both by contractors and homeowners. The Proposal notes allegations of EPA violations at Home Depot. The Proposal requests that the Company publish a lead-safe practices report on the risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers.

The Company asserts that the Proposal may be excluded under the ordinary business exclusion 14a-8(i)(7), stating, "it relates to the Company's ordinary business activities, namely the products and services that the Company offers to its customers and the policies regarding those products" as well as "the Company's customer relations." The Company further argues that the underlying subject matter of the requested report is an ordinary business matter. However, the subject matter which gives rise to the proposal is a significant social policy issue –the toxic environmental and human health hazard caused by disturbing lead-based paints during home renovation. Further, the subject matter of the proposal has a clear nexus to the Company. As the world's largest supplier for home improvement, Home Depot works with contractors and homeowners who perform such renovation work. The Proposal does not micromanage the product or services offered by the Company. **The proposal states the report may exclude consideration of whether or not to sell products containing lead, it focuses instead on how the practical application of the company's products and services may result in toxic lead exposures.**

The Company's view is inaccurate. Lead hazards are one of the most extensively studied, proven and significant environmental health risks. The SEC has long found that environmental health risks to communities, especially in high profile public issues such as this one, constitute a significant policy issue. Environmental and human lead exposure is a significant social policy issue with a clear nexus to the Company and we urge the Staff to deny the Company's no action request.

<u>BACKGROUND</u>

Home Depot is subject to legal and reputational risks from unsafe lead practices. As the world's largest home improvement supplier, Home Depots' contractors and customers use of the Company's products and services may result in toxic exposures in the built environment. In the same year that Flint Michigan's water crisis became a national scandal, Home Depot paid a penalty to the EPA for violations of the Repair, Renovations, and Painting rule (RRP), after allegations that the Company's At Home services in Colorado failed to ensure proper management of lead contaminated waste debris and dust. **As disturbed and deteriorating paint is the leading cause of lead poisoning, Home Depot sits at the nexus of this significant social policy issue.**

The lead-contaminated water crisis in Flint Michigan has catapulted the issue of human lead exposure into the headlines over the last year, but as reported by the *New York Times* the "war on lead" has been raging for decades.

> Four decades ago, political leaders declared war on lead, citing evidence that even vanishingly small amounts of it have a pernicious impact on young brains, stunting intellectual growth and affecting cardiovascular, immune and hormone systems.[1]

Such exposures from the built environment are particularly tragic for children with developing brains, whose early exposure to the "cumulative toxicant" can cause severe neurological problems, decrease IQ rates, and lead to poor behavioral outcomes, aggression, ADHD and Autism. The number of children under five with elevated lead levels doubled, as a result of the Flint crisis. Yet there are thousands of communities facing these same risks according to a December 2016 ***Reuters*** investigation and article entitled **"The thousands of U.S. locales where lead poisoning is worse than in Flint:"**

> A Reuters examination of lead testing results across the country found almost **3,000 areas with poisoning rates far higher than in the tainted Michigan city**. Yet many of these lead hotspots are receiving little attention.[2] [emphasis added]

The leading cause of these exposures is not water, but lead embodied in the paint of millions of older homes. The *New York Times* reports:

> The poisoning of Flint's children outraged the nation. But too much lead in children's blood has long been an everyday fact in Cleveland and scores of other cities — not because of bungled decisions about drinking water, but largely because **a decades-long attack on lead in household paint has faltered. It is a tragic reminder that one of the great public health crusades of the 20th century remains unfinished**.[3]

In November 2016 the ***Washington Post*** ran an article entitled **"Millions of older homes still have lead paint on the walls. Make sure yours is safe:"**

> **Although lead-based paint is off the market, millions of homes still have it on the walls**. As long as it's in good condition, it probably isn't a hazard. But scraping and sanding changes that, **creating dust that can be very harmful**.
>
> Because of these dangers, in 2008 the Environmental Protection Agency issued the Renovation, Repair and Painting (or "RRP") Rule, which requires contractors working in pre-1978 homes to be lead-safe certified and use special work practices to contain and clean up dust.
>
> **Most homeowners are unaware of the law, but all contractors should be aware of their obligations. Unfortunately, many companies still aren't doing what they should**. Washington Consumers' Checkbook strongly urges anyone who lives in a pre-1978 home to hire only lead-safe-certified contractors and demand that workers follow the law when working in areas where lead-based paint could be disturbed.
>
> Even small projects are covered by the law, which kicks in when more than six square feet of painted surface inside or 20 square feet outside are disturbed. So even a small painting project or single window replacement is covered by the rule. The law also applies to landlords who renovate

[1] https://www.nytimes.com/2016/03/04/us/lead-paint-contamination-persists-in-many-cities-as-cleanup-falters.html?_r=0
[2] http://www.reuters.com/investigates/special-report/usa-lead-testing/
[3] https://www.nytimes.com/2016/03/04/us/lead-paint-contamination-persists-in-many-cities-as-cleanup-falters.html?_r=0

> rental properties, but **it doesn't apply to DIYers — although you'll obviously want to do everything you can to protect your kids from exposure to lead-based paint**.[4]

The **World Health Organization (WHO)** estimates that 240 million children are over-exposed to lead above the reference level established by US CDC of 5 µg/dL of lead in blood. This includes approximately 535,000 U.S. children aged 1-5 with blood lead levels (BLLs) above 5 µg/dL.[5] The CDC has said that this level of exposure is sufficient to trigger lead education, environmental investigations, and additional medical monitoring of these children to assess whether there are impacts or further intervention is needed[6]

The number of children with above threshold levels may increase in the United States as the CDC re-evaluates the current threshold. While no level of lead exposure is considered safe at any age, the threshold for what is considered an elevated blood level has fallen considerably over time, from 60 microgams per deciliter, to 10, to 5 in 2012, to potentially 3.5 micrograms if the Centers for Disease Control (CDC) takes the **January 2017 recommendation of its advisory panel** later this year.[7]

> More children across the US would likely be diagnosed with high lead levels under recommended guidelines approved this week by a federal advisory panel.
>
> The panel voted to lower by 30 percent, to 3.5 micrograms of lead per deciliter of blood, the threshold at which a child is considered to have elevated lead. It's a sign of increased awareness and concern about how harmful even low levels of lead can be for growing kids. And **it could allow public health agencies to identify more sources of lead contamination**. [8]

And while lead pollution is an issue that cuts across class, race, and socio-economic status, it is often an issue of **environmental justice**, as poor neighborhoods face the highest risks.

> In most cities, the lead threat is confined largely to poor neighborhoods with scant political clout. There is little official urgency — and increasingly, little money — to address it.
>
> Researchers argue that failing to attack lead paint hazards is a costly mistake. A 2009 study calculated that every dollar spent on that would generate up to $221 in benefits — in increased productivity, greater tax receipts and lower health care and education costs.
>
> And not the least, in reduced crime. Researchers have long linked high blood lead levels to impulsiveness and violence.[9]

In the United States, the loss of economic productivity due to childhood lead exposure is pegged at over $50 billion annually. One-third of Americans under the age of 18 are estimated to have had an elevated

---

[4] https://www.washingtonpost.com/lifestyle/home/millions-of-older-homes-still-have-lead-paint-on-the-walls-make-sure-yours-is-safe/2016/10/31/4e8f7f04-8437-11e6-92c2-14b64f3d453f_story.html?utm_term=.90f229180471

[5] Source CDC MMWR April 5, 2013, v 62, No 13, p. 245.

[6] Centers for Disease Control, Advisory Committee on Childhood Lead Poisoning Prevention, Low Level Lead Exposure Harms Children: A Renewed Call for Primary Prevention, http://www.cdc.gov/nceh/lead/ACCLPP/Final_Document_030712.pdf, page x

[7] http://www.reuters.com/article/us-usa-lead-cdc-idUSKBN14J160

[8] https://www.statnews.com/2017/01/20/cdc-lead-children/

[9] https://www.nytimes.com/2016/03/04/us/lead-paint-contamination-persists-in-many-cities-as-cleanup-falters.html?_r=0

level in their lifetime. The huge societal costs of lead exposure are borne not only by the victims, but by the economy at large, including increased healthcare costs, special education, crime rates, reduced lifetime earnings and tax revenue. Columbia University pegs the social cost of the Flint crisis' effect on children's health at $395 million, nearly $50,000 per child. Preventing such exposures would result in $1.2 trillion in savings.

Home Depot sits at the nexus of this issue as a leading and key supplier to the construction industry, homeowners, and landlords, as well as through its renovation business.

ANALYSIS

I. Rule 14a-8(i)(7). The Proposal is focused on a significant policy issue with a clear nexus to the Company, and does not seek to micro-manage the Company.

In 1998, the Commission explained:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 34-40018 (May 21, 1998) (the"1998 Release").

Consequently, a key question for consideration in determining the permissibility of a proposal is what does the proposal focus on. As the staff explained in Staff Legal Bulletin 14A (July 12, 2002), "proposals that relate to ordinary business matters but that focus on 'sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters.'"

Further, as the staff explained in Staff Legal Bulletin No. 14E (October 27, 2009), "In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be **appropriate for a shareholder vote**, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a **sufficient nexus exists between the nature of the proposal and the company**. [Proponent's emphasis]

The Staff also clarified in 2009, that "we are concerned that our application of the analytical framework discussed in SLB No. 14C may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues…On a going-forward basis, rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead **focus on the subject matter to which the risk pertains** or that gives rise to the risk. The fact that a proposal would require an evaluation of risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7)." [Proponent's emphasis]

Notably, "since at least 1990," the SEC Staff "has consistently and uniformly held that shareholder proposals pertaining to **environmental pollution** ... raise such a significant policy issue that they transcend day-to-day business matters."

As the Staff also stated in SLB No. 14E, "To the extent that a proposal and supporting statement have focused on a company **minimizing or eliminating operations that may adversely affect the environment or the public's health**, we have not permitted companies to exclude these proposals under Rule 14a-8(i)(7)." The current Proposal is focused on "human lead exposures from unsafe practices" and is therefore not excludable.

A. The Proposal is focused on the transcendent social policy issue of environmental health risks.

The Proposal involves a significant social policy issue that transcends ordinary business and is not excludable under Rule 14a-8(i)(7). The subject matter giving rise to the proposal is environmental health risks from lead in the built environment. Lead is a notorious neurotoxin and lead in the environment has been a major public health issue for decades.

The Company's argument is that "the underlying subject matters of the risks are ordinary business matters" that relate to the Company's product and services.

Because this is an environmental health proposal, the company's argument that it relates to products and services fails to lead to exclusion. Further, the Proposal calls direct attention to the fact "**the report may exclude consideration of whether or not to sell products containing lead**." The Proposal asks instead for an assessment of "the risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers." It asks that such "an assessment of options to strengthen the company's corporate –wide policies regarding lead-safe practices" go **above and beyond legal compliance**, taking it further out of the realm of ordinary business. While the Supporting Statement offers some examples as to what the assessment might include, they are simply that—examples. The Proposal does not seek to micro-manage or dictate the Company's actions. The underlying subject matter is not ordinary business; it is the environmental health threat posed by lead embodied in 35% of the homes across the United States.

The underlying subject matter of the Proposal is the environmental health hazard of human lead exposures.

The Company attempts to argue that the Proposal merely "touches on a human health issue," despite the fact the phrase "human lead exposures" is included squarely in the Resolved Clause and such "exposures" are discussed in 7 of the 10 paragraphs of the Proposal. Nevertheless, the Company asserts "the Proposal does not have an overall focus on human health" claiming that the Proposal is analogous to *Amazon.com, Inc.* (March 17, 2016). *Amazon.com* requested a takeback program of its products containing toxins, specifically electronic waste. The Staff has often ruled that proposals delving into products and services may be excluded on ordinary business, and in the case of *Amazon.com* the Staff notes, "the proposal relates to the company's products and services and does not focus on a significant policy issue."

Similarly, in *The Home Depot Inc.* (March 4, 2009), the proposal delved into "the sale of particular products."

In contrast, the Proposal at hand is focused on the significant policy issue of environmental health hazards from lead pollution in the built environment. Again, the Proposal notes "the report may exclude consideration of whether or not to sell products containing lead," rendering it distinct from *Amazon.com* and *Home Depot*, both of which concerned products containing toxins. Further, the Proposal asks the Company to assess options "above and beyond legal compliance," placing it beyond the realm of ordinary business related to the Company's contractor services—whether those services are conducted in or outside of regulatory compliance.

The Company's asserts that the only "unsafe practices" that the Proponent is concerned about are those of "the customers to whom the Company offers and sells its products—identified in the Supporting Statement as 'the construction industry, homeowners, and buyers.'" This interpretation is an overreach and not found on plain reading of the Proposal. The Resolved clause clearly states that the Proponent is concerned with "the risks and opportunities the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers," not only its customers. The principle focus is not simply DIY customers, nor is the Proposal asking the Company to "offer its customers additional services and products," as the Company asserts. On its face, the Proposal is asking for an assessment of "the risks and opportunities the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers." The Company's interpretation goes beyond a plain reading of the Proposal.

Staff decisions have previously confirmed that lead pollution and exposures are significant policy issues. *AT&T* (February 7, 2013) demonstrates where occupational and community environmental health hazards are well documented, efforts to control those impacts relate to a subject matter that is a significant policy issue.

The *AT&T* proposal requested a report "on options for policies and practices AT&T can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain." AT&T argued, "Because the proposal relates to lead batteries in its supply chain, AT&T believes that the proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to its ordinary business operations, specifically decisions relating to its supplier relationships." However, the Staff was unable to concur in the view that *AT&T* could exclude the proposal, stating, "In our view, the proposal focuses primarily on the environmental and public health impacts of AT&T's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate."

The environmental health impacts cited in *AT&T* were the same as those cited in the current Proposal, namely workplace and community human lead exposures from unsafe practices involving one of the most pernicious environmental pollutants—lead.

Environmental health hazards from lead has reached a significant level of public interest.

The Company's assertion that the subject matter giving rise to the proposal is not a significant policy issue fails because this is a significant environmental pollution and human health hazard that has reached a substantial level of public interest that takes it out of being "routine."

Mainstream Press Coverage

The media coverage regarding lead, environmental exposures, and public human health are innumerable, generated by mainstream sources including *The New York Times* and *The Washington Post*. Select ones are highlighted in the Summary section above, as well as below. And the following reports represent only a few selected from 2016 and 2017 alone, reporting on health impact, academic studies, regulatory actions, among other topics. **If one Googles "Flint lead," 21.8 million results are found**, illustrating the timeliness and magnitude of the issue of environmental health risks from lead exposure. **2.5 million results are found when one Googles "lead poisoning."**

Reuters reminds us that the issue of environmental health risks from lead is not resolved:

> Despite lead abatement efforts beginning in the 20th century, when lead was once commonly used in pipes and paint, **communities across the United States continue to be exposed to dangerous levels of the metal.** Lead poisoning can permanently stunt a child's intelligence and development.
>
> The issue came to the fore again in 2015 after state officials in Michigan acknowledged that the water supply in the city of Flint had been contaminated by lead.[10]

The lead-contaminated water crisis in Flint Michigan catapulted the issue of human lead exposure into the headlines over the last year, but as reported by the *New York Times* the **"war on lead"** has been raging for decades.

> Four decades ago, political leaders declared war on lead, citing evidence that even vanishingly small amounts of it have a pernicious impact on young brains, stunting intellectual growth and affecting cardiovascular, immune and hormone systems.[11]

There are thousands of communities facing these same risks according to a December 2016 ***Reuters*** investigation and article entitled **"The thousands of U.S. locales where lead poisoning is worse than in Flint:"**

> A Reuters examination of lead testing results across the country found almost **3,000 areas with poisoning rates far higher than in the tainted Michigan city**. Yet many of these lead hotspots are receiving little attention.[12] [emphasis added]

The leading cause of these exposures is not water, but lead embodied in the paint of millions of older homes. The *New York Times* reports:

> The poisoning of Flint's children outraged the nation. But too much lead in children's blood has long been an everyday fact in Cleveland and scores of other cities — not because of bungled decisions about drinking water, but largely because **a decades-long attack on lead in household paint has faltered. It is a tragic reminder that one of the great public health crusades of the 20th century remains unfinished**.[13]

---

[10] http://www.reuters.com/article/us-pennsylvania-water-idUSKBN15N2KS
[11] https://www.nytimes.com/2016/03/04/us/lead-paint-contamination-persists-in-many-cities-as-cleanup-falters.html?_r=0
[12] http://www.reuters.com/investigates/special-report/usa-lead-testing/
[13] https://www.nytimes.com/2016/03/04/us/lead-paint-contamination-persists-in-many-cities-as-cleanup-falters.html?_r=0

In November 2016 the ***Washington Post*** ran an article entitled **“Millions of older homes still have lead paint on the walls. Make sure yours is safe:”**

> **Although lead-based paint is off the market, millions of homes still have it on the walls**. As long as it’s in good condition, it probably isn’t a hazard. But scraping and sanding changes that, **creating dust that can be very harmful**.
>
> Because of these dangers, in 2008 the Environmental Protection Agency issued the Renovation, Repair and Painting (or “RRP”) Rule, which requires contractors working in pre-1978 homes to be lead-safe certified and use special work practices to contain and clean up dust.
>
> **Most homeowners are unaware of the law, but all contractors should be aware of their obligations.** Unfortunately, many companies still aren’t doing what they should. Washington Consumers’ Checkbook strongly urges anyone who lives in a pre-1978 home to hire only lead-safe-certified contractors and demand that workers follow the law when working in areas where lead-based paint could be disturbed.
>
> Even small projects are covered by the law, which kicks in when more than six square feet of painted surface inside or 20 square feet outside are disturbed. So even a small painting project or single window replacement is covered by the rule. The law also applies to landlords who renovate rental properties, but **it doesn’t apply to DIYers — although you’ll obviously want to do everything you can to protect your kids from exposure to lead-based paint**.[14]

And while lead pollution is an issue that cuts across class, race, and socio-economic status, it is often an issue of **environmental justice**, as poor neighborhoods face the highest risks, as the *New York Times* reports.

> In most cities, the lead threat is confined largely to poor neighborhoods with scant political clout. There is little official urgency — and increasingly, little money — to address it.
>
> **Researchers argue that failing to attack lead paint hazards is a costly mistake.** A 2009 study calculated that every dollar spent on that would generate up to $221 in benefits — in increased productivity, greater tax receipts and lower health care and education costs.
>
> And not the least, in reduced crime. Researchers have long linked high blood lead levels to impulsiveness and violence.[15]

Agencies & Non-governmental Organization Concern

Agency and non-governmental organizations also highlight the significance of this social policy issue.

---

[14] https://www.washingtonpost.com/lifestyle/home/millions-of-older-homes-still-have-lead-paint-on-the-walls-make-sure-yours-is-safe/2016/10/31/4e8f7f04-8437-11e6-92c2-14b64f3d453f_story.html?utm_term=.90f229180471

[15] https://www.nytimes.com/2016/03/04/us/lead-paint-contamination-persists-in-many-cities-as-cleanup-falters.html?_r=0

The World Health Organization (WHO) estimates that 240 million children are over-exposed to lead above the reference level established by US CDC of 5 µg/dL of lead in blood. This includes approximately 535,000 U.S. children aged 1-5 with blood lead levels (BLLs) above 5 µg/dL.[16]

The **Centers for Disease Control (CDC)** reports the scope of the issue in the United States.

> Today at least 4 million households have children living in them that are being exposed to high levels of lead. There are approximately half a million U.S. children ages 1-5 with blood lead levels above 5 micrograms per deciliter (µg/dL), the reference level at which CDC recommends public health actions be initiated.
>
> **No safe blood lead level in children has been identified. Lead exposure can affect nearly every system in the body.**

The number of children with above threshold levels may increase in the United States as the CDC re-evaluates the current threshold. While no level of lead exposure is considered safe at any age, the threshold for what is considered an elevated blood level has fallen considerably over time, from 60 microgams per deciliter, to 10, to 5 in 2012, to potentially 3.5 micrograms if the **CDC** takes the January 2017 recommendation of its **advisory panel** later this year.[17]

> More children across the US would likely be diagnosed with high lead levels under recommended guidelines approved this week by a federal advisory panel.
>
> **The panel voted to lower by 30 percent, to 3.5 micrograms of lead per deciliter of blood**, the threshold at which a child is considered to have elevated lead. It's a sign of increased awareness and concern about how harmful even low levels of lead can be for growing kids. And **it could allow public health agencies to identify more sources of lead contamination**. [18]

The huge societal costs of lead exposure are borne not only by the victims, but by the economy at large — healthcare costs, special education, crime rates, reduced lifetime earnings and tax revenue. **Columbia University** pegs the social cost of the Flint crisis' effect on children's health at $395 million, nearly $50,000 per child. In the United States, the loss of economic productivity due to childhood lead exposure is pegged at over $50 billion annually. Preventing such exposures would result in $1.2 trillion in savings.

***Time*,** in August 2016, noted the **social cost** arising from lead exposure, as it pertained to Flint:

> Peter Muennig, a professor of public health at Columbia University, calculates that the elevated blood lead levels found in more than 8,000 Flint children since 2014 will lead to $395 million in social costs based on the likelihood of lower IQ levels for those exposed, leading to lost economic productivity, reliance on welfare and costs to the criminal justice system. Muennig estimates those losses will amount to 18,000 fewer healthy years for those exposed.[19]

---

[16] Source CDC MMWR April 5, 2013, v 62, No 13, p. 245.
[17] http://www.reuters.com/article/us-usa-lead-cdc-idUSKBN14J160
[18] https://www.statnews.com/2017/01/20/cdc-lead-children/
[19] http://time.com/4441471/flint-water-lead-poisoning-costs/

Regulatory & Litigation Risk

Home Depot is subject to legal and regulatory risks from unsafe lead practices. In the same year that Flint Michigan's water crisis became a national scandal, Home Depot paid a penalty to the EPA for violations of the Repair, Renovations, and Painting rule (RRP), after allegations that the Company's At Home services in Colorado failed to ensure proper management of lead contaminated waste debris and dust.

Regulatory, litigation, and resultant reputational risks from lead are a material business risk. Such risk has been elevated in the wake of the Flint water crisis. Following allegations of negligent decision making, two firms involved directly with Flint water crisis are facing litigation, including the environmental services company Veolia.

The *ABA Journal* reports that Flint is not the only city under scrutiny:

> The water crisis in Flint is unique in many respects, but the city isn't alone in facing allegations regarding lead in the water supply. This year alone, lead-poisoning lawsuits were brought against officials in Chicago and New Jersey, and another lawsuit in Washington, D.C., is expected to go to trial soon.
>
> **Despite the attention drawn by lawsuits over water poisonings, the greatest proportion of lead poisoning cases in children are caused by paint in deteriorating homes**, according to Anita Weinberg, a clinical professor at Loyola University Chicago School of Law and chair of Lead Safe Illinois.
>
> Numerous lead-poisoning lawsuits have been brought against landlords. In addition, some plaintiffs have attempted to proceed with class actions against paint manufacturers.
>
> The lead paint industry defeated those cases in seven states, but in 2013 Judge James Kleinberg of Santa Clara County, California, ruled that Sherwin-Williams Co., NL Industries Inc. and ConAgra Grocery Products Co. violated California's public nuisance law by promoting lead paint even though they should have known of its dangers.
>
> Kleinberg ordered the companies to pay $1.15 billion to 10 local governments that sued, including Los Angeles County and the cities of San Diego and San Francisco.[20]

Reuters reported in January 2017, that numerous cities have taken actions following a December 2016 *Reuters* investigation that identified thousands of communities across the country with higher lead exposures in children than those found in Flint at the height of the crisis. In an article entitles, **"U.S. cities move to curb lead poisoning following Reuters report**," the media outlet reports:

> Cities and towns across the United States are taking action after a Reuters report identified thousands of communities where children tested with lead poisoning at higher rates than in Flint, Michigan.
>
> **From California to Pennsylvania, local leaders, health officials and researchers are advancing measures to protect children from the toxic threat.** They include more blood-lead screening, property inspections, hazard abatement and community outreach programs.

[20] http://www.abajournal.com/magazine/article/lead_litigation_beyond_flint

> State Senator Jean Breaux introduced a bill this week to compel the state health department to double blood lead screening rates among Indiana children enrolled in Medicaid. The screenings are required for Medicaid-enrolled children, but major testing gaps remain.[21]

Oregon Public Broadcasting reports current regulations do not protect communities, giving rise to new local regulations.

> The city of Portland recently passed a rule banning demolition for homes built before 1916, requiring them to be deconstructed piece by piece to salvage materials and minimize pollution from asbestos and lead.
>
> Demolishing old homes can release lead dust that disperses hundreds of feet. Those demolitions have been one the rise in Northwest cities like Seattle and Portland where real estate is booming and old neighborhoods are gentrifying.
>
> While health officials are working to reduce exposure after waves of concern about lead in drinking water and industrial emissions, many say the **lack of protections for home demolitions are a gap in regulations.**[22]

Cities and manufacturers are not the only groups facing scrutiny. The attention has also extended to retailers. Just this year, retailers have faced legal action for failing to warn customers about high lead levels in chocolate. Multiple companies should now be assessing how they are either reducing or increasing customers' and employees' risk of toxic exposures.

Investor Concern

The investor community has also voiced concerns over lead.

Shareholders have voted on the issue of lead in a prior proposal presented on the proxy of AT&T in 2014, which received a 27% of vote from mainstream investors.

The Investor Environmental Health Network published a paper in 2007, entitled "The Fiduciary Guide to Toxic Chemical Risk," which profiled lead as a key toxic of concern for investors.

> This **Fiduciary Guide to Toxic Chemical Risk** examines the financial dimensions of toxic chemical risk – in products, in supply chains, and in many investors' portfolios. It explores how these risks may be quantified, and offers fiduciaries a policy frame-work to view these long-term (but often poorly understood) threats to shareholder value.
>
> Not surprisingly, investors frequently focus on direct and measurable risks such as those that may come from product liability, and regulatory or shareholder lawsuits, because these are the risks that make headlines, often impose size-able costs on companies, and can have a dramatic impact on share prices on a short-term (and sometimes long-term) basis. Lead paint litigation offers a recent example. On February 22, 2006, shares of Sherwin-Williams fell as much as 22% following reports that a Rhode Island jury had found the company guilty of creating a public nuisance that was poisoning children.[23]

---

[21] http://www.reuters.com/article/us-usa-lead-reform-idUSKBN1531P7
[22] http://www.opb.org/news/article/with-few-rules-for-home-demolitions-threat-of-lead-dust-worries-neighbors/
[23] http://www.sehn.org/tccpdf/Liability-fiduciary%20guide.pdf

B. **The Significant Social Policy Issue of Environmental Health and Human Lead Exposures has a clear nexus to the Company, as the world's largest supplier to the home improvement industry.**

Human lead exposure is clearly a significant policy issue confronting the Company because such environmental health risks are linked to negative human health effects and are the subject of widespread public debate. It is also important to observe that there is nexus between this issue and the Company, as the world's largest home improvement supplier, whose contractors and customers' practical application of the Company's products and services may result in toxic exposures within the built environment.

In the same year that Flint Michigan's water crisis became a national scandal, Home Depot paid a penalty to the EPA for violations of the Repair, Renovations, and Painting rule (RRP), after allegations that the Company's At Home services in Colorado failed to ensure proper management of lead contaminated waste debris and dust. **As disturbed and deteriorating paint is the leading cause of lead poisoning, Home Depot sits at the nexus of this significant social policy issue.**

Lead from disturbed paint from activities including renovations is the leading cause of lead poisoning, having a severe and outsized impact on health and well-being of children. No level of lead exposure is considered safe at any age. But lead exposures from the built environment are particularly tragic for children with developing brain and early exposure to this "cumulative toxicant" can cause severe neurological problems, decrease IQ rates, and lead to poor behavioral outcomes, aggression, ADHD, and Autism.

The Environmental Protection Agency (EPA) highlights the leading source of the risk, lead paint in homes built before 1978:

> "Even in well-maintained homes, lead dust can form when lead-based paint is scraped, sanded or heated during home repair activities. Lead paint chips and dust can get on surfaces and objects that people touch. Settled lead dust can re-enter the air when the home is vacuumed or swept, or people walk through it. To reduce exposure to lead dust, it is especially important to maintain all painted surfaces in good condition, and to clean frequently, to reduce the likelihood of chips and dust forming. Using a lead-safe certified renovator to perform renovation, repair and painting jobs is a good way to reduce the likelihood of contaminating your home with lead-based paint dust."[24]

The Department of Housing and Urban Development (HUD) reports on **"Evidence of Lead Poisoning Caused by Renovations:"**

> There is substantial evidence that uncontrolled housing renovation work can cause lead poisoning. One study found that **refinishing activity performed in dwellings with lead-based paint was associated with an average 69-percent increase in the blood lead level of the 249 infants living there** (Rabinowitz, 1985a) Another study of 370 recently lead-poisoned children found a statistically significant association between household renovation activity and elevated blood lead level (EBL) ($p<0.0001$)1 (Shannon, 1992). Other researchers have also reported cases where renovation activity has resulted in EBLs (Fischbein, 1981; Marino, 1990).[25]

A *New York Times* Opinion piece, entitled "**The Toxic Legacy of Lead Paint**," questions why this risk is being overlooked:

---

[24] https://www.epa.gov/lead/protect-your-family-exposures-lead#sl-home
[25] https://www.hud.gov/offices/lead/lbp/hudguidelines/Ch04.pdf

> **We are now in the middle of a second epidemic**, as America's old industrial city centers are gentrified and renovated, exposing old hazards and creating new challenges of abatement.
>
> Given all the evidence, why was it so hard, I wondered, to galvanize attention for the small — but also enormous — matter of keeping our children lead-free? And **why were so many people here sanding their houses with impunity?**

In November 2016 the ***Washington Post*** ran an article entitled **"Millions of older homes still have lead paint on the walls. Make sure yours is safe:"**

> **Although lead-based paint is off the market, millions of homes still have it on the walls**. As long as it's in good condition, it probably isn't a hazard. But scraping and sanding changes that, **creating dust that can be very harmful**.
>
> Because of these dangers, in 2008 the Environmental Protection Agency issued the Renovation, Repair and Painting (or "RRP") Rule, which requires contractors working in pre-1978 homes to be lead-safe certified and use special work practices to contain and clean up dust.
>
> **Most homeowners are unaware of the law, but all contractors should be aware of their obligations.** Unfortunately, many companies still aren't doing what they should. Washington Consumers' Checkbook strongly urges anyone who lives in a pre-1978 home to hire only lead-safe-certified contractors and demand that workers follow the law when working in areas where lead-based paint could be disturbed.
>
> Even small projects are covered by the law, which kicks in when more than six square feet of painted surface inside or 20 square feet outside are disturbed. So even a small painting project or single window replacement is covered by the rule. The law also applies to landlords who renovate rental properties, but **it doesn't apply to DIYers — although you'll obviously want to do everything you can to protect your kids from exposure to lead-based paint**.[26]

Yet Home Depot fails to acknowledges the risk of contractor and community lead exposures and regulation to its business in the Company's 10-K. This is despite having paid a penalty for allegations of unsafe lead practices and an accompanying fine in 2016. The Proposal at hand is an environmental health proposal, with a significant nexus between the nature of the Proposal and the Company. Therefore, the Company's argument fails to lead to an exclusion.

C. The Proposal Does Not Seek to Micro-manage the Company

The SEC explained in the 1998 Release that proposals are not permitted to seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

---

[26] https://www.washingtonpost.com/lifestyle/home/millions-of-older-homes-still-have-lead-paint-on-the-walls-make-sure-yours-is-safe/2016/10/31/4e8f7f04-8437-11e6-92c2-14b64f3d453f_story.html?utm_term=.90f229180471

The proposal is not seeking any intricate details, nor does it seek to implement complex policies. As demonstrated above, the issue has entered the mainstream media, such that it does not constitute a complex issue that is beyond the ability of shareholders to understand or make decisions about with respect to how to vote on the Proposal. All the Proposal does is seek to put on the table the question of addressing the risks and opportunities related to human lead exposures from unsafe practices, and then allows to the Board to determine how best to deliver such as report.

The Proposal does not seek to dictate the sale of particular products or services.

The Company's argument is that "the underlying subject matters of the risks are ordinary business matters" that relate to the Company's product and services. Because this is an environmental health proposal, the company's argument that it relates to products and services fails to lead to exclusion. Further, the Proposal calls direct attention to the fact "**the report may exclude consideration of whether or not to sell products containing lead**." The Proposal asks instead for an assessment of "the risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers." In the Supporting Statement, it notes that such "an assessment of options to strengthen the company's corporate –wide policies regarding lead-safe practices" may go **above and beyond legal compliance**, taking it further out of the realm of ordinary business. While the Supporting Statement offers some examples as to what the assessment might include, they are simply that—examples. The Proposal does not seek to micro-manage or dictate the Company's actions. The underlying subject matter is not ordinary business; it is the environmental health threat posed by lead embodied in 35% of the homes across the United States.

Instances cited by the Company, where the Staff has granted exclusions, are irrelevant, relating directly to decisions of what products and services the companies should offer. *Pepco Holdings, Inc.* (February 18, 2011) "concerned the sale of particular products and services," as it requested the company pursue the solar market. *Dominion Resources* (October 13, 2006) was found excludible on the same premise, as it requested the company provide the service of renewable energy financing. The Company further cites *Walgreen Co.* (October 13, 2006), found excludable as it related to the "sale of particular products." *FMC Corp.* (February 25, 2011), again related to "products offered for sale by the company." *Wal-Mart Stores, Inc.* (March 24, 2006) yet again related to the "sale of particular products."

Further proposals cited by the Company did not address significant social policy issues and sought to micro-manage the companies. *Huntington Bankshares Inc.* (January 10 20011), requesting the company extend its records retention policy for loans files from two year to a minimum of seven years, and adopt policies to protect unauthorized access and accidental loss or deletion, did not pertain to a significant social policy issue, and was prescriptive in its request. *The Walt Disney Co.* (December 22, 2010) did not address a significant social policy issue and was prescriptive, asking the company to modify "its current smoking policy to not allow children within the designated smoking areas of its theme parks." Bellsouth Corp. (January 25, 1999) did not address a significant social policy issue and was prescriptive as it related to "product terms and pricing." *General Electric Co. (Balch)* (January 28, 1997) did not address a significant social policy issue and sought the adoption of a policy of recalling and refunding defective products, dictating management's actions.

Distinctly, the Proposal at hand addresses a significant social policy issue and does not seek to micromanage the Company's actions. Instead, it asks for an evaluation of risks and opportunities and options to strengthen the company's corporate-wide policies, and does not dictate how and if the company should alter its policies, services, or products. The examples offered in the Supporting Statement of the Proposal, are simply that, examples, and not included to force management's hand.

The Company asserts that the current Proposal is "like the proposals in *Amazon* and *Pepco Holdings*" as it "encourages the Company to offer, or continue offering, a specific service." That argument falls flat as the examples offered in the Supporting Statement, are simply that examples that the Company may wish to consider, "**such as** consumer education on lead-safe practices, free or discounted lead testing products, and dedicated lead safety personnel." [emphasis added] Such decisions and actions are squarely for management to decide and the Proposal is written clearly so as not to prescribe or micro-manage such actions. The request, clearly written in the Resolved Clause, is for "a report…on the risks and opportunities that the issue of human lead exposures form unsafe practices poses to the company, its employees, contractors, and customers." The Company's argument otherwise goes beyond a plain reading of that request, and seeks to muddy the waters by claiming the Proposal seeks "to intervene in decisions regarding the policies the Company adopts with respect to lead safety education of its customers." Yet the Company also acknowledges the Supporting Statement offers options for the Company to "**consider**," not implement.

And as noted above, the Proposal is distinct from both *Amazon* and *Pepco Holdings,* as *Amazon* "relates to the company's products and services and does not focus on a significant policy issue" and *Pepco Holdings* "concerned the sale of particular products and services," as it requested the company pursue the solar market. Distinctly, the Proposal at hand addresses a significant social policy issue and does not seek to micromanage the Company's actions as it relates to products and services. It is for management to decide what products and services to offer and indeed requires a "careful analysis of many factors." Shareholders, including the Proponent, do not seek to micromanage such decision making, as that would exceed "the scope of shareholder expertise." Again, the Proposal simply seeks an assessment of "risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers."

The company further uses *Coca-Cola Co.* (February 17, 2010), a proposal regarding the attributes of company's bottled water product; and *McDonald's Corp.* (March 19, 1990), a proposal asking for new business operations guidelines, to assert that the current Proposal relates to consumer relations. Neither *Coca-Cola Co.* nor *McDonald's Corp* addressed a significant social policy issue, Coca-Cola delved into the quality of the Company's product, and McDonald's was prescriptive on a multitude of ordinary business matters, going so far as to prescribe new "business operations guidelines." In the absence of a significant social policy exclusion, both proposals were found excludable.

In contrast, the current Proposal does not seek to micromanage, dictate product or services offerings, or delve into ordinary business decisions. The evidence presented above demonstrates how environmental lead exposures represent a significant policy issue confronting the home repair and construction industry. This issue has spurred academic, industry, and public debate, has been featured in the mainstream press, and has led to regulatory and legal action over the last year. Accordingly, we urge the Staff not to concur with the Company's "ordinary business" arguments.

CONCLUSION

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7). In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (978) 704-0114 or natasha@arjuna-capital.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital

cc: Teresa Wynn Rosenborough, Corporate Secretary, The Home Depot, Inc.
Elizabeth A. Ising via email at eising@gibsondunn.com, Gibson, Dunn &Crutcher LLP

Exhibit A:

LEAD-SAFE PRACTICES REPORT

WHEREAS: The water crisis in Flint Michigan catapulted the issue of human lead exposure into the headlines and was a catastrophe for Flint's most vulnerable population—children. The number of children with elevated lead levels almost doubled and nearly 8,000 children under five were exposed.

No level of lead exposure is considered safe at any age. But for children with developing brains, early exposure to this "cumulative toxicant" can cause severe neurological problems, decrease IQ rates, and lead to poor behavioral outcomes, aggression, ADHD, and Autism.

Unfortunately, lead exposure is endemic in our society, and not just in water. The Centers for Disease Control estimates that half a million U.S. children have elevated blood levels. One-third of Americans under the age of 18 are estimated to have had an elevated level in their lifetime.

The huge societal costs of lead exposure are borne not only by the victims, but by the economy at large — healthcare costs, special education, crime rates, reduced lifetime earnings and tax revenue. Columbia University pegs the social cost of the Flint crisis' effect on children's health at $395 million, nearly $50,000 per child. In the United States, the loss of economic productivity due to childhood lead exposure is pegged at over $50 billion annually.

Though sources of lead contamination have been regulated or banned, lead persists in the natural and built environment due to historic use. Nearly 35% of U.S. homes have lead paint and lead contaminated dust—the leading cause of poisoning.

The Environmental Protection Agency's (EPA) Repair, Renovations, and Painting rule (RRP) aims to limit the spread of dust from lead-paint particles during renovation. Yet, substantial lead exposure occurs residentially due to non-compliance, as well as Do-It-Yourself (DIY) renovations. DIY customers are not subject to lead-safety regulation and may not understand the dangers.

Home improvement retailers could be on the front lines driving lead-safety awareness, testing, and lead safe-practices as suppliers to the construction industry, homeowners, and landlords.

Yet, in 2016, Home Depot paid a penalty to the EPA for RRP violations after allegations that its At-Home services in Colorado failed to ensure proper management of waste debris and dust. Lead exposures can place the company's reputation at serious risk; conversely, the company can build trust and brand value through customer lead-safety education.

RESOLVED: Shareholders request that Home Depot issue a report, at reasonable expense and excluding proprietary and privileged information, on the risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers.

SUPPORTING STATEMENT: The report should include an assessment of options to strengthen the company's corporate-wide policies regarding lead-safe practices, above and beyond legal compliance, such as consumer education on lead-safe practices, free or discounted lead testing products, and dedicated lead safety personnel. The report may exclude consideration of whether or not to sell products containing lead.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 13, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Home Depot, Inc.*
Shareholder Proposal of Arjuna Capital on behalf of Patricia Josie Baucom
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Home Depot, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statements") received from Arjuna Capital on behalf of Patricia Josie Baucom (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED:** Shareholders request that Home Depot [sic] issue a report, at reasonable expense and excluding proprietary and privileged information, on the risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers.

The Supporting Statements state, in relevant part:

> **SUPPORTING STATEMENT:** The report should include an assessment of options to strengthen the company's corporate-wide policies regarding lead-safe practices, above and beyond legal compliance, such as consumer education on lead-safe practices, free or discounted lead testing products, and dedicated lead safety personnel. The report may exclude consideration of whether or not to sell products containing lead.

In addition, the "Whereas" clauses of the Supporting Statements that precede the Proposal emphasize, among other things, that "[h]ome improvement retailers could be on the front lines driving lead-safety awareness, testing, and lead safe-practices as suppliers to the construction industry, homeowners, and landlords."

A copy of the Proposal, including the Supporting Statements, as well as related correspondence with the Proponent, are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations.

A. Background

Pursuant to Rule 14a-8(i)(7), a shareholder proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations." Under well-established precedent, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the

Company's ordinary business activities, namely, the products and services that the Company offers to its customers and the policies regarding those products and services. Moreover, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's customer relations, which the Staff has recognized as part of a company's ordinary business operations.

The Commission has stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission further explained that the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but that the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." The Commission explained that the ordinary business exclusion rests on two "central considerations." 1998 Release. The first, and more relevant to this Proposal, was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id*.

A proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc*. (avail. Oct. 26, 1999). Similarly, a proposal seeking a report on areas of risk for a company (e.g., a report on risks and opportunities with respect to the issue of human lead exposures from unsafe practices) does not preclude exclusion if the underlying subject matters of the risks are ordinary business matters. As the Staff indicated in Staff Legal Bulletin No. 14E (Oct. 27, 2009), in evaluating shareholder proposals that request a risk assessment, "rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk." *See, e.g.*, *Sempra Energy* (avail. Jan. 12, 2012, *recon. denied* Jan. 23, 2012) (concurring with exclusion of the proposal that asked for a report on "risks posed by Sempra operations in any country that may pose an evaluated risk of corrupt practices" because "although the proposal request[ed] that the board conduct an independent oversight review of … risks, the underlying subject matter of these risks appear[ed] to involve ordinary business matters").

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Products And Services That The Company Offers To Its Customers And To The Company's Related Policies.

The Proposal requests that the Company prepare a report on the "risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers." The Supporting Statements then provide that "[t]he report should include an assessment of options to strengthen the company's corporate-wide policies regarding lead-safe practices, above and beyond legal compliance, such as consumer education on lead-safe practices, free or discounted lead testing products, and dedicated lead safety personnel."

In assessing the Proposal under Rule 14a-8(i)(7), it is important to consider the Proposal in the context of the Company's operations. The Company is the world's largest home improvement retailer that sells products both through its numerous stores and through its website. While the Proposal fails to specify whose "unsafe practices" its refers to, the Supporting Statements demonstrate that the Proposal is actually focused on unsafe practices by the customers to whom the Company offers and sells its products—identified in the Supporting Statements as "the construction industry, homeowners, and landlords." The Supporting Statements express a concern that such "Do-It-Yourself" ("DIY") "*customers* are not subject to lead-safety regulation and may not understand the dangers" (emphasis added). While one of the recitals in the Supporting Statements refers to the Company paying a fine after allegations that its At-Home services in Colorado failed to ensure proper management of waste debris and dust (and the Proposal briefly mentions the Company's "contractors"), the paragraph then concludes by saying that "conversely, the company can build trust and brand value through *customer lead-safety education*" (emphasis added). Thus, the principal focus of the Proposal is unsafe practices in which the Company's customers may engage as part of DIY renovations and other similar activities. The Proposal in essence is requesting that the Company offer its customers additional services and products, "such as consumer education on lead-safe practices, free or discounted lead testing products, and dedicated lead safety personnel."

The Staff consistently has recognized that decisions relating to the products and services offered by a company are part of a company's ordinary business operations and has concurred in their exclusion. For example, in *Amazon.com, Inc*. (avail. Mar. 17, 2016), a shareholder proposal requested a report "on the company's policy options to reduce potential pollution and public health problems from electronic waste generated as result of its sales to consumers, and to increase the safe recycling of such wastes." The Staff concurred in the proposal's exclusion under Rule 14a-8(i)(7), noting that the proposal "relates to the company's products and services and does not focus on a significant policy issue."

Similarly, in *Pepco Holdings, Inc.* (avail. Feb. 18, 2011), a shareholder proposal recommended that the company "study, implement and pursue the solar market as [a] means of increasing earnings and profits . . . including the following initiatives: marketing solar providers on their Pepco website, developing a finance plan to allow customers to install solar systems and make payments on their Pepco bills and buying [solar renewable energy credits] directly from customers." The proposal also requested that the board of directors issue a report describing how the company would implement "market opportunities for non-commercial renewable solar power." In its no-action request, the company argued that "[d]ecisions regarding the business activities in which a company chooses to engage are strategic decisions that are considered in the context of the company's long-term plans and objectives." The Staff concurred that the proposal could be excluded and, in doing so, noted that "[p]roposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)." *See also Dominion Resources, Inc.* (avail. Feb. 3, 2011) (concurring in the exclusion of a proposal that would require the company to "provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation," noting that "the proposal relates to the products and services offered for sale by the company"); *Walgreen Co.* (avail. Oct. 13, 2006) (concurring in the exclusion of a proposal to report on the extent to which the products the company sells contain certain chemicals because the proposal related to "the sale of particular products").

The Staff also has consistently concurred in the exclusion of shareholder proposals that relate not only to a company's products and services themselves but also to company policies regarding those products and services. For example, in *Huntington Bancshares Inc.* (avail. Jan. 10, 2011), a shareholder proposal recommended that the company extend its records retention policy for loan files from two years to a minimum of seven years, and adopt policies to protect these files from "unauthorized access and accidental loss or deletion." In its no-action request, the company argued that "[e]stablishing and maintaining internal policies and procedures are fundamental matters that impact Huntington's day to day functions" and are inappropriate for shareholder oversight. The Staff concurred with the company, noting that the proposal related to "the policies and procedures for the retention of records regarding the products and services Huntington offers." *See also FMC Corp.* (avail. Feb. 25, 2011, *recon. denied* Mar. 16, 2011) (concurring in the exclusion of a proposal recommending that the company establish a "product stewardship program" for certain of its pesticides, noting that the proposal related to "products offered for sale by the company"); *The Walt Disney Co.* (avail. Dec. 22, 2010) (concurring in the exclusion of a proposal that would require the company to implement a policy preventing children from entering designated smoking areas at the company's theme parks, noting that the proposal related to "the policies and procedures regarding the products and services that the company offers"); *Wal-Mart Stores, Inc.* (avail. Mar. 24, 2006) (concurring in the exclusion of a proposal requesting that the board of directors issue a report "evaluating [c]ompany policies and procedures for systematically minimizing customers' exposure to toxic substances in products" the company sells, noting that the proposal related to the "sale of particular products"); *BellSouth Corp.* (avail. Jan. 25, 1999) (concurring in the exclusion of a proposal recommending terms for new cellular phone contracts that would be available to customers upon completion of their existing contract terms, noting that the proposal related to the company's "product terms and prices"); *General Electric Co. (Balch)* (avail. Jan. 28, 1997) (concurring in the exclusion of a proposal recommending that the company adopt a policy of recalling and refunding defective products, noting that the proposal related to the company's "recall and refund procedures").

The Proposal likewise involves both the Company's products and services and the Company's policies regarding those products and services, and may therefore be excluded pursuant to Rule 14a-8(i)(7). First, like the proposals in *Amazon* and *Pepco Holdings*, the Proposal encourages the Company to offer, or continue offering, a specific service. Specifically, the Proposal requests that the Company report on the "risks *and opportunities*" (emphasis added) associated with lead, and the Supporting Statements ask the Company to consider offering a number of services and products, "such as consumer education on lead-safe practices, free or discounted lead testing products, and dedicated lead safety personnel." As the company argued in *Pepco Holdings*, "[d]ecisions regarding the business activities in which a company chooses to engage are strategic decisions that are considered in the context of the company's long-term plans and objectives." Decisions regarding which services and products to offer to consumers require a careful analysis of many factors, including:

- whether to charge customers for consumer education on lead-safe practices and, if so, the timing and amount of such charges;
- the number of "dedicated lead safety personnel" required to ensure customer convenience;
- the cost and location of facilities to train the "dedicated lead safety personnel" and/or conduct the lead safety consumer education programs;
- the cost of discounting lead safety products;
- identification of lead safety products that the Company would offer for sale and the costs associated with their storage and display;
- compliance with applicable environmental laws and regulations; and
- the expense of maintaining the program and expanding the workforce.

This analysis far exceeds the scope of shareholder expertise. This is exactly the type of analysis that Rule 14a-8(i)(7) recognizes as a proper function for management, who have the requisite knowledge and resources on these topics to appropriately analyze and weigh these factors in light of the Company's business operations and to consider whether to expand the Company's products and services to include those that are listed in the Supporting Statements. The Proposal may, therefore, be excluded as relating to decisions regarding the services and products the Company offers.

Second, like the proposals in *Huntington Bancshares*, *Walt Disney* and *General Electric*, the Proposal directly addresses the policies regarding products the Company sells. The Supporting Statements provide that the report should include an "assessment of options to strengthen the company's corporate-wide policies regarding lead-safe practices" relating to both "consumer education" and "free or discounted lead testing products," as well a policy regarding availability of "dedicated lead safety personnel." Like the *General Electric* proposal, the Proposal would require the Company to provide policy options that would govern services related to the products the Company sells after the point of sale. The Proposal also is akin to the *Walt Disney* proposal, which sought to prohibit children from entering designated smoking areas of the company's theme parks, thereby (as the company argued in its no-action request) "remov[ing] from management the flexibility needed to effectively manage the [c]ompany's products and services." If the Proposal were adopted, the result would be the same. By seeking to intervene in decisions regarding the policies the Company adopts with respect to lead safety education of its customers, the Proposal would interfere with management's ability to manage the Company's products and services. Just as the company argued in *Huntington Bancshares*, "[e]stablishing and maintaining internal policies and procedures are fundamental matters that impact [the company's] day to day functions," involve many considerations of the type discussed above, and are inappropriate for shareholder oversight. Because the Proposal relates to the policies regarding the Company's products and services, the Proposal may be excluded under Rule 14a-8(i)(7), consistent with the precedents discussed above.

C. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Customer Relations.

The Staff has recognized that proposals pertaining to a company's customer relations practices are excludable under Rule 14a-8(i)(7). For example, in *Coca-Cola Co.* (avail. Feb. 17, 2010), a proposal recommended that the company issue a report "discussing policy options to respond to the public concerns . . . regarding bottled water, including . . . the options of providing additional information to consumers." In its no-action request, the company argued that the proposal "[sought] to regulate the scope and content of publicly available information concerning [its] products"—a task which was "outside the knowledge and expertise of shareholders." The Staff concurred, noting that "[p]roposals that concern customer relations and decisions relating to product quality are generally excludable under rule 14a-8(i)(7)." *See also McDonald's Corp.* (avail. Mar. 19, 1990) (concurring in the exclusion of a proposal recommending that the company adopt policies governing, among other issues, the company's interactions with its customers and noting that the proposal concerned "the [c]ompany's customer and business policies," which "involve decisions dealing with the [c]ompany's business operations").

Here, the Proposal addresses both the content and the nature of the Company's interactions with its customers. For example, the recitals mention that "DIY customers are not subject to lead-safety regulation and may not understand the dangers" and ask the Company, as the world's largest home improvement retailer, to "be on the front lines driving lead-safety awareness, testing, and lead safe-practices as *suppliers* to the construction industry, homeowners, and landlords," i.e., the Company's customers (emphasis added). The Proposal then lays out several options that the Company may pursue to achieve this, such as "consumer education on lead-safe practices, free or discounted lead testing products, and dedicated lead safety personnel." The types of options contemplated by the Proposal are core to the interactions and relationships between a retailer such as the Company and its customers. The policies and programs that would be contained in such a report could potentially extend the Company's obligations and would certainly alter the nature and economics of the Company's relationships with its customers. Shareholders are not well situated to evaluate these fundamental changes in how the Company interacts with its customers. Like decisions regarding the products and services offered by a company, decisions related to customer relations involve an analysis of many factors. In addition to the factors discussed above, a company must also consider such factors as the extent and nature of interaction with customers and whether it can provide an intended level of customer service in the context of such interactions. These decisions necessitate a reasoned analysis by the Company's management. Moreover, it is crucial that management maintain the flexibility to adjust the Company's customer relations policies in light of changes in customer needs and demands, and the exigencies of the business. Because the Proposal relates to the Company's customer relations efforts, the Proposal and its Supporting Statements may be excluded pursuant to Rule 14a-8(i)(7).

D. The Proposal Does Not Focus On A Significant Policy Issue.

In the 1998 Release, the Commission stated that proposals relating to ordinary business matters but focusing on sufficiently significant policy issues generally would not be excludable because the proposals would "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Here, however, the Proposal does not focus on a significant policy issue. Despite its use of the phrase "human lead exposures," the Proposal does not have an overall focus on human health. Rather, it discusses hypothetical actions by the Company's customers and contractors that may, under some circumstances, impact human health. In this regard, the Proposal is similar to the *Amazon* precedent that is cited above. The proposal in *Amazon* requested that the board of the company publish a report "on the company's policy options to reduce potential pollution and public health problems from electronic waste generated as result of its sales to consumers, and to increase the safe recycling of such wastes." The Staff did not find that the proposal focused on a significant policy issue and concurred with its exclusion under Rule 14a-8(i)(7), noting that the proposal instead "relate[d] to the company's products and services and … [did] not focus on a significant policy issue." This is precisely the case here as well—the Proposal focuses on the actions that the Company's customers and contractors may engage in that could result in human lead exposure and asks the Company to offer a range of *services and products* to help prevent that from happening thereby turning this into the ordinary business of the Company.

Similarly, in *The Home Depot, Inc*. (avail. Mar. 4, 2009), a shareholder proposal recommended that the Company issue a report "on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and any other toxins contained in its private label . . . products." In its no-action request, the Company argued that the proposal did not focus on a significant policy issue. As the "world's largest home improvement retailer," the Company argued, "[d]ecisions concerning product selection and the packaging and marketing of products" were "ordinary business concerns." The Staff concurred with the exclusion of the proposal. Similarly, the Proposal's recommendations that the Company provide "consumer education" and "free or discounted lead testing products" show that its primary focus is on the ordinary business operations of the Company. This conclusion is further supported by the Proposal's recitals, which make it clear that the "unsafe practices" the Proposal refers to are the practices of the Company's customers and, therefore, the Proposal's concerns stem largely from the DIY projects in which the Company's customers may engage. Importantly, the Company is a retailer, not a manufacturer, of the products it sells, so its decisions relating to how its customers might use the products it sells are not significant policy issues to the Company. Instead, these issues are inextricably tied to strategic business decisions, such as which products and services to offer to customers and whether to expand the existing workforce. Thus, despite the fact that the Proposal touches on a human health issue, its focus is on ordinary business concerns.

The Proposal's recommendations focus on the Company's decisions regarding the products and services it offers, the policies regarding those products and services, and the Company's customer relations practices. Such decisions fall within the Company's ordinary business operations, are fundamental to management's ability to run the Company's operations, and are not an appropriate matter for shareholder oversight. The Proposal and its Supporting Statements are, therefore, excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal and the Supporting Statements from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Stacy S. Ingram, Associate General Counsel and Deputy Corporate Secretary at the Company, at (770) 384-2858.

Sincerely,

Elizabeth Ising

Elizabeth A. Ising

Enclosures

cc: Stacy S. Ingram, The Home Depot, Inc.
Natasha Lamb, Arjuna Capital

EXHIBIT A

ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

December 2, 2016

VIA OVERNIGHT MAIL

The Home Depot, Inc.
Teresa Wynn Rosenborough
Corporate Secretary
2455 Paces Ferry Road
Building C-22
Atlanta, GA 30339

Dear Ms. Rosenborough:

Arjuna Capital is an investment firm focused on sustainable and impact investing.

I am hereby authorized to notify you of our intention to lead file the enclosed shareholder resolution with The Home Depot, Inc. on behalf of our client Patricia Josie Baucom. Arjuna Capital submits this shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Patricia Josie Baucom holds more than $2,000 of HD common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2017 annual meeting. Enclosed please find verification of the position and a letter from Patricia Josie Baucom authorizing Arjuna Capital to undertake this filing on her behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with The Home Depot, Inc. about the contents of our proposal.

Please direct any written communications to me at the address below or to *natasha@arjuna-capital.com*. Please also confirm receipt of this letter via email.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital
49 Union Street
Manchester, MA 01944

Enclosures

LEAD-SAFE PRACTICES REPORT

WHEREAS: The water crisis in Flint Michigan catapulted the issue of human lead exposure into the headlines and was a catastrophe for Flint's most vulnerable population—children. The number of children with elevated lead levels almost doubled and nearly 8,000 children under five were exposed.

No level of lead exposure is considered safe at any age. But for children with developing brains, early exposure to this "cumulative toxicant" can cause severe neurological problems, decrease IQ rates, and lead to poor behavioral outcomes, aggression, ADHD, and Autism.

Unfortunately, lead exposure is endemic in our society, and not just in water. The Centers for Disease Control estimates that half a million U.S. children have elevated blood levels. One-third of Americans under the age of 18 are estimated to have had an elevated level in their lifetime.

The huge societal costs of lead exposure are borne not only by the victims, but by the economy at large —healthcare costs, special education, crime rates, reduced lifetime earnings and tax revenue. Columbia University pegs the social cost of the Flint crisis' effect on children's health at $395 million, nearly $50,000 per child. In the United States, the loss of economic productivity due to childhood lead exposure is pegged at over $50 billion annually.

Though sources of lead contamination have been regulated or banned, lead persists in the natural and built environment due to historic use. Nearly 35% of U.S. homes have lead paint and lead contaminated dust—the leading cause of poisoning.

The Environmental Protection Agency's (EPA) Repair, Renovations, and Painting rule (RRP) aims to limit the spread of dust from lead-paint particles during renovation. Yet, substantial lead exposure occurs residentially due to non-compliance, as well as Do-It-Yourself (DIY) renovations. DIY customers are not subject to lead-safety regulation and may not understand the dangers.

Home improvement retailers could be on the front lines driving lead-safety awareness, testing, and lead safe-practices as suppliers to the construction industry, homeowners, and landlords.

Yet, in 2016, Home Depot paid a penalty to the EPA for RRP violations after allegations that its At-Home services in Colorado failed to ensure proper management of waste debris and dust. Lead exposures can place the company's reputation at serious risk; conversely, the company can build trust and brand value through customer lead-safety education.

RESOLVED: Shareholders request that Home Depot issue a report, at reasonable expense and excluding proprietary and privileged information, on the risks and opportunities that the issue of human lead exposures from unsafe practices poses to the company, its employees, contractors, and customers.

SUPPORTING STATEMENT: The report should include an assessment of options to strengthen the company's corporate-wide policies regarding lead-safe practices, above and beyond legal compliance, such as consumer education on lead-safe practices, free or discounted lead testing products, and dedicated lead safety personnel. The report may exclude consideration of whether or not to sell products containing lead.

November 18, 2016

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital
49 Union Street
Manchester, MA 01944

Dear Ms. Lamb,

I hereby authorize Arjuna Capital to file a shareholder proposal on my behalf at Home Depot Inc. regarding lead safety.

I am the beneficial owner of more than $2,000 worth of common stock in Home Depot Inc. (HD) that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2017.

I specifically give Arjuna Capital full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Patricia Josie Baucom

c/o Arjuna Capital
49 Union Street
Manchester, MA 01944

charles SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

December 2, 2016

Re: PATRICIA JOSIE BAUGOM/Acct *** FISMA & OMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 310 shares of Home Depot, Inc (HD) common stock. These 310 shares have been held in this account continuously for at least one year prior to December 2, 2016.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Jonnalee Owens

Jonnalee Owens

Relationship Specialist

FedEx Express Package US Airbill

*** FISMA & OMB Memorandum M-07-16 ***

Form ID No. 0215

Recipient's Copy

1 From

Date 12/2/16 [redacted]

Sender's Name Natasha Lamb *** FISMA & OMB Memorandum M-07-16 *** Phone

Company *** FISMA & OMB Memorandum M-07-16 ***

Address *** FISMA & OMB Memorandum M-07-16 *** Dept./Floor/Suite/Room

City *** FISMA & OMB Memorandum M-07-16 *** State *** FISMA & OMB Memorandum M-07-16 *** ZIP *** FISMA & OMB Memorandum M-07-16 ***

2 Your Internal Billing Reference

3 To

Recipient's Name Teresa Wynn Roseborough - Corp. Sec. Phone

Company The Home Depot Inc.

Address 2455 Paces Ferry Road Dept./Floor/Suite/Room

Address Building C-22

Use this line for the HOLD location address or for continuation of your shipping address.

City Atlanta State GA ZIP 30339

HOLD Weekday — FedEx location address REQUIRED. NOT available for FedEx First Overnight.

HOLD Saturday — FedEx location address REQUIRED. Available ONLY for FedEx Priority Overnight and FedEx 2Day to select locations.

0118090438

8071 5566 6944

RT 389 1 10:30 B 6944 12.05 FZ

4 Express Package Service *To most locations. Packages up to 150 lbs.

NOTE: Service order has changed. Please select carefully.

Next Business Day

- [ ] FedEx First Overnight — Earliest next business morning delivery to select locations. Friday shipments will be delivered on Monday unless SATURDAY Delivery is selected.
- [x] FedEx Priority Overnight — Next business morning.* Friday shipments will be delivered on Monday unless SATURDAY Delivery is selected.
- [ ] FedEx Standard Overnight — Next business afternoon.* Saturday Delivery NOT available.

2 or 3 Business Days

- [ ] FedEx 2Day A.M. — Second business morning.* Saturday Delivery NOT available.
- [ ] FedEx 2Day — Second business afternoon.* Thursday shipments will be delivered on Monday unless SATURDAY Delivery is selected.
- [ ] FedEx Express Saver — Third business day.* Saturday Delivery NOT available.

5 Packaging *Declared value limit $500.

- [x] FedEx Envelope*
- [ ] FedEx Pak*
- [ ] FedEx Box
- [ ] FedEx Tube
- [ ] Other

6 Special Handling and Delivery Signature Options

- [ ] SATURDAY Delivery — NOT available for FedEx Standard Overnight, FedEx 2Day A.M., or FedEx Express Saver.
- [ ] No Signature Required — Package may be left without obtaining a signature for delivery.
- [x] Direct Signature — Someone at recipient's address may sign for delivery. Fee applies.
- [ ] Indirect Signature — If no one is available at recipient's address, someone at a neighboring address may sign for delivery. For residential deliveries only. Fee applies.

Does this shipment contain dangerous goods? One box must be checked.

- [x] No
- [ ] Yes — As per attached Shipper's Declaration.
- [ ] Yes — Shipper's Declaration not required.
- [ ] Dry Ice — Dry Ice, 9, UN 1845 ____ x ____ kg
- [ ] Cargo Aircraft Only

Dangerous goods (including dry ice) cannot be shipped in FedEx packaging or placed in a FedEx Express Drop Box.

7 Payment Bill to:

Enter FedEx Acct. No. or Credit Card No. below. Obtain recip. Acct. No.

- [x] Sender — Acct. No. in Section 1 will be billed.
- [ ] Recipient
- [ ] Third Party
- [ ] Credit Card
- [ ] Cash/Check

[redacted]

Total Packages 1 Total Weight ___ lbs. Credit Card Auth.

†Our liability is limited to US$100 unless you declare a higher value. See the current FedEx Service Guide for details.

611

Rev. Date 2/12 • Part #163134 • ©1994–2012 FedEx • PRINTED IN U.S.A. SRM

fedex.com 1.800.GoFedEx 1.800.463.3339

RICOH

IOFF630540

Date Received: 12/05/2016 09:15 AM

ROSEBOROUGH, TERESA

C-Executive Floors - C22030

Other

*** FISMA & OMB Memorandum M-07-16 ***

FedEx

MON - 05 DEC 10:30A
PRIORITY OVERNIGHT

*** FISMA & OMB Memorandum M-07-16 ***

DSR
30339
GA-US
ATL

XH TMAA

*** FISMA & OMB Memorandum M-07-16 ***

Align bottom of peel-and-stick airbill or pouch here.

Page 17 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***